UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOFRONTERA AG

(Name of Issuer)

Ordinary Shares, with no par value, €1.00 nominal value per share

(Title of Class of Securities)

09075G105**

(CUSIP Number)

Maruho Deutschland GmbH

Hemmelrather Weg 201, Haus 2

51377 Leverkusen, Germany

Telephone: +49(0)214-892201-0

Copies to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075G105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Maruho Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 12,561,865
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,561,865
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,561,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.14% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP No. 09075G105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Maruho Deutschland GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 12,561,865
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,561,865
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,561,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.14% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP No. 09075G105	SCHEDULE 13D

SCHEDULE 13D

Maruho Co., Ltd. (“Maruho Japan”) and its wholly-owned subsidiary, Maruho Deutschland GmbH (“Maruho Germany” and together with Maruho Japan, the “Reporting Persons”), previously filed a Schedule 13G on February 8, 2019 pursuant to Rule 13d-1(d) to reflect their beneficial ownership of 9,062,809 Ordinary Shares, with no par value, €1.00 nominal value per share (the “Shares”), of Biofrontera AG (“Biofrontera” or the “Issuer”), all of which were acquired prior to the time the Shares became registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons are filing this Schedule 13D as a result of their acquisition of beneficial ownership of 3,499,056 additional Shares at a purchase price of €7.20 per Share as part of their Voluntary Public Acquisition Offer (the “Acquisition Offer”), pursuant to which Maruho Germany offered to acquire for cash up to a total of 4,322,530 Shares. The Acquisition Offer commenced on April 15, 2019 and expired on July 19, 2019. Settlement of the Acquisition Offer is expected to occur on or about July 26, 2019. The Acquisition Offer was conducted in accordance with the laws of the Federal Republic of Germany and applicable exemptions under the securities laws and regulations of the United States of America, in particular the so-called “Tier 1” exemption provided by Rule 14d-1(c) under the Exchange Act.

Item 1.	Security and Issuer.

This Statement relates to the Ordinary Shares, with no par value, €1.00 nominal value per share, of Biofrontera AG. The principal executive offices of the Issuer are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany.

Item 2.	Identity and Background.

Maruho Japan is organized under the laws of Japan with its principal office located at 1-5-22 Nakatsu, Kita-ku, Osaka, Japan. Maruho Germany is organized under the laws of Germany with its principal office located at Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany.

Maruho Japan is a pharmaceutical company specializing in dermatology. The objective of the company comprises research and development, manufacture, marketing, and the import and export of pharmaceuticals, as well as medical devices for the treatment of skin diseases. As the leading company in Japan in the area of dermatology and a leading manufacturer of prescription only topical pharmaceuticals, Maruho Japan has made it a goal to contribute to the improvement of worldwide health standards with its research and development activities. Maruho Japan intends to strengthen its business activities also outside the Japanese market, in particular in the regions Asia, Europe and the US. Using its global network of scientists, medical experts and patients, Maruho Japan seeks to integrate the dermatology-related knowledge and expertise from around the world in order to innovate along each step of the dermatological care cycle (prevention, diagnosis, treatment and aftercare). Maruho Japan in this way intends to become a leading pharmaceutical company worldwide in the area of dermatology. Maruho Germany is a wholly-owned subsidiary of Maruho Japan that is also engaged in the pharmaceutical business.

The name, business address, principal occupation and citizenship of (1) each executive officer and member of the Board of Directors of Maruho Japan and (2) each managing director of Maruho Germany is set forth on Schedule 1 hereto.

During the last five (5) years, none of the Reporting Persons or the persons listed on Schedule 1 has been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Maruho Japan contributed funds to Maruho Germany in order to finance the acquisition of Shares pursuant to the Acquisition Offer. The source of these funds was cash on hand and working capital of Maruho Japan.

Item 4.	Purpose of Transaction.

The Reporting Persons have been involved with Biofrontera for several years as a strategic, long-term shareholder. The Reporting Persons see themselves as long-term partners of Biofrontera and guarantors of stability, which will encourage Biofrontera to concentrate on its development activities and operative business, to continue its successful course of the past several years and to tap its full potential for innovation in the interest of Biofrontera and all shareholders.

Since the Reporting Persons became investors in Biofrontera in 2013, the Reporting Persons have been regularly evaluating opportunities for cooperation, in particular regarding the sale of Maruho Japan’s products by Biofrontera in Europe, the sale of Biofrontera products by Maruho Japan in Japan, sales cooperation between both companies in the United States and/or joint research and development projects for their mutual benefit and on an arm’s length basis. These collaborations and other commercial arrangements are discussed in Section 5.6 of the offer document published on April 15, 2019 in connection with the Acquisition Offer, an English translation of which was included as Exhibit 99.3 to the Form CB/A furnished to the Securities and Exchange Commission as of such date. The agreed and planned research cooperations between the Reporting Persons are aimed at combining the innovative strength and existing know-how of the two companies in the area of dermatology in order to develop new innovative products and to contribute to the growth of both companies.

As a result of the Acquisition Offer, the Reporting Persons increased their beneficial ownership from approximately 20.31% to 28.14% of the share capital and the voting rights in Biofrontera. Depending on the future market and share price development, the Reporting Persons may, either directly or indirectly through subsidiaries, acquire further Shares and corresponding voting rights in Biofrontera within the next twelve months via the stock market or over-the-counter. The Reporting Persons do not, however, currently intend to increase their shareholding beyond 29.99 % of the share capital and voting rights in Biofrontera or acquire control over Biofrontera within the next two years.

With the recent increase and any potential further increase of their shareholding, the Reporting Persons would like to reassure that they are convinced of Biofrontera’s business strategy, its innovative capabilities and further positive development. At the same time, the Reporting Persons intend to provide further stability to Biofrontera. Being a shareholder with a long-term vision, expert knowledge of pharmaceutics, many years of experience in dermatology and the necessary market expertise, the Reporting Persons intent to accompany the further development of Biofrontera constructively.

It is the intention of the Reporting Persons that Biofrontera remains an independent company, retains its business activities and develops them further either independently or by means of suitable cooperations with the Reporting Persons.

The Reporting Persons continue to support the members of the Management Board in their work for Biofrontera and do not intend to cause or support any changes to be made with regard to the size or composition of the Management Board of Biofrontera. The Reporting Persons do not intend to cause any changes to the size or composition of the Supervisory Board. The Reporting Persons may, however, seek to propose suitable candidates for membership in the Supervisory Board in a number proportionate to the size of their shareholding.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)     The Reporting Persons had, as of July 19, 2019, at the expiration of the Acquisition Offer, beneficial ownership of 12,561,865 Shares, constituting approximately 28.14% of the outstanding Shares. This includes the 3,499,056 Shares specified under (c) below. The Reporting Persons will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of those 12,561,865 Shares upon settlement of the Acquisition Offer. Maruho Japan is the indirect beneficial owner of such Shares and its wholly-owned subsidiary Maruho Germany is the direct beneficial owner of such Shares. The percentage of ownership is based upon 44,632,674 Shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019. Mr. Kenichi Owada and Mr. Seiichi Takada, Managing Directors of Maruho Germany, each have sole voting and dispositive power over a single Share.

(c)     On July 19, 2019, at the expiration of the Acquisition Offer, the Reporting Persons acquired beneficial ownership of 3,499,056 Shares. These Shares will be purchased for a cash purchase price of €7.20 per Share pursuant to the Acquisition Offer, and settlement is expected to occur on or about July 26, 2019.

(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 hereof or between such persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on February 8, 2019.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: July 24, 2019	MARUHO CO., LTD.

	By:	/s/ Koichi Takagi
	Name:	Koichi Takagi
	Title:	President and CEO

MARUHO DEUTSCHLAND GMBH

	By:	/s/ Junichi Hamada
	Name:	Junichi Hamada
	Title:	Managing Director

SCHEDULE 1

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the Board of Directors of Maruho Japan. The business address of each listed person is 1-5-22 Nakatsu, Kita-ku, Osaka, Japan.

Name	Principal Occupation	Citizenship
Koichi Takagi	President & Chief Executive Officer, Maruho Co., Ltd. Director of the Board, Maruho Co., Ltd.	Japan

Yasuyuki Ishimaru	Director of the Board, Maruho Co., Ltd. Corporate Officer, Maruho Co., Ltd.	Japan

Yasuhiko Kito	Director of the Board, Maruho Co., Ltd. Executive Corporate Officer, Maruho Co., Ltd.	Japan

Atsushi Sugita	Director of the Board, Maruho Co., Ltd. Executive Corporate Officer, Maruho Co., Ltd.	Japan

Masahiro Takeda	Director of the Board, Maruho Co., Ltd. Corporate Officer, Maruho Co., Ltd.	Japan

Tetsuto Takaki	Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd.	Japan

Akihiro Watanabe	Representative Director, GCA Corporation, Tokyo, Japan Director of the Board, Maruho Co., Ltd.	Japan

Yoshihiko Akagi	Representative Director, AKAGI TRADING CO., LTD, Kobe, Japan Representative Director, DiaSys Japan K.K., Kobe, Japan Director of the Board, Maruho Co., Ltd.	Japan

Toshio Asano	Standing Counsellor, Asahi Kasei Corp., Tokyo. Japan Director of the Board, Maruho Co., Ltd.	Japan

The following table sets forth the name, principal occupation and citizenship for each managing director of Maruho Germany. The business address of each listed person is Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany.

Name	Principal Occupation	Citizenship
Junichi Hamada	Corporate Officer, Maruho Co., Ltd. Managing Director, Maruho Deutschland GmbH	Japan

Kenichi Owada	Managing Director, Maruho Deutschland GmbH	Japan

Seiichi Takada	Managing Director, Maruho Deutschland GmbH	Japan